
SEC MAIL
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FEB 27 2007
WASH. D.C.
186
SECTION
07001588

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lincoln Financial Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Commerce Square, 2001 Market Street
(No. and Street)

Philadelphia, PA 19103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy A. Jordan **(260) 455-3503**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

110 West Berry, Suite 2300	**Fort Wayne**	**IN**	**46802**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nancy A. Jordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Lincoln Financial Distributors, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Notary Public - State of Indiana
My Commission Expires:
November 24, 2008

This report ** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statements of Financial Condition.
- X (c) Statements of Income.
- X (d) Statements of Cash Flows.
- X (e) Statements of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DATE – DECEMBER 31, 2006

Lincoln Financial Distributors, Inc.
(Name of Respondent)
Two Commerce Square

(Address of principal executive office)

Nancy A. Jordan
Chief Financial Officer
Lincoln Financial Distributors, Inc.
Two Commerce Square
Philadelphia, PA 19103

(Name and Address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Lincoln Financial Distributors, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2006 and 2005
With Report and Supplementary Report of Independent Auditors

Lincoln Financial Distributors, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2006 and 2005

Contents



■ Ernst & Young LLP
National City Center
Suite 2300
110 West Berry Street
Fort Wayne, Indiana 46802

■ Phone: (260) 424-2233
Fax: (260) 425-4899
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Lincoln Financial Distributors, Inc.

We have audited the accompanying statements of financial condition of Lincoln Financial Distributors, Inc. (an indirect, wholly owned subsidiary of Lincoln National Corporation), as of December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of Lincoln Financial Distributors, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Lincoln Financial Distributors, Inc.'s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Lincoln Financial Distributors, Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Financial Distributors, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 16, 2007

Lincoln Financial Distributors, Inc.

Statements of Financial Condition

	December 31	
	2006	**2005**
Assets		
Cash and cash equivalents	**$ 8,098,450**	$ 8,241,254
Accounts receivable from affiliated company	**3,873,725**	3,467,215
Other assets	**19,706**	9,932
Total assets	**$11,991,881**	$11,718,401
Liabilities and stockholder's equity		
Amounts due to affiliated companies	**$ 3,839,023**	$ 3,754,593
Stockholder's equity:		
Common stock, $25 par value		
10,000 shares authorized; 8,000 shares issued and outstanding	**200,000**	200,000
Additional paid-in capital	**12,632,000**	12,632,000
Accumulated deficit	**(4,679,142)**	(4,868,192)
Total stockholder's equity	**8,152,858**	7,963,808
Total liabilities and stockholder's equity	**$11,991,881**	$11,718,401

See accompanying notes.

Lincoln Financial Distributors, Inc.

Consolidated Statements of Income

	Year Ended December 31	
	2006	**2005**
Revenues		
Commission revenue	**$168,593,981**	$ 40,814,493
Dividend and interest income	**217,654**	223,812
	168,811,635	41,038,305
Selling and operating expenses		
Selling expenses	**168,478,913**	40,406,348
Operating expenses	**49,144**	21,164
	168,528,057	40,427,512
Income before taxes	**283,578**	610,793
Income tax expense (benefit):		
Federal	**94,528**	211,143
State	**–**	(18,241)
	94,528	192,902
Net income	**$ 189,050**	$ 417,891

See accompanying notes.

Lincoln Financial Distributors, Inc.

Statements of Changes in Stockholder's Equity

	Year Ended December 31	
	2006	**2005**
Common stock – balance at beginning and end of year	**$ 200,000**	$ 200,000
Additional paid-in capital – balance at beginning and end of year	**12,632,000**	12,632,000
Accumulated deficit:		
Balance at beginning of year	**(4,868,192)**	(5,286,083)
Net income	**189,050**	417,891
Balance at end of year	**(4,679,142)**	(4,868,192)
Stockholder's equity at end of year	**$ 8,152,858**	$ 7,963,808

See accompanying notes.

Lincoln Financial Distributors, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2006	**2005**
Operating activities		
Net income	**$ 189,050**	$ 417,891
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Changes in assets and liabilities that provided (used) cash:		
Accounts receivable from affiliated company	**(406,510)**	111,482
State income taxes recoverable	**(9,774)**	(1,346)
Other assets	**–**	500
Amounts due to affiliated company	**84,430**	224,452
Net cash provided by (used in) operating activities	**(142,804)**	752,979
Cash and cash equivalents at beginning of year	**8,241,254**	7,488,275
Cash and cash equivalents at end of year	**$ 8,098,450**	$ 8,241,254
Supplemental disclosure of cash information:		
Income taxes paid	**$ 547,850**	$ 201,949

See accompanying notes.

Lincoln Financial Distributors, Inc.

Notes to Financial Statements

December 31, 2006

1. Organization and Operation

Lincoln Financial Distributors, Inc. (LFD) is a wholly owned subsidiary of The Lincoln National Life Insurance Company (LNL), which is a wholly owned subsidiary of Lincoln National Corporation (LNC).

LFD is engaged in the business of wholesaling and marketing financial service products, such as mutual funds, variable life insurance, and variable annuities, through financial intermediaries, such as stock brokerage firms, banks, and independent insurance agencies, as a limited broker-dealer. LFD does not solicit or sell products directly to the general public, and therefore, all of LFD's revenue is derived from related-party transactions.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. These financial statements comply with the requirements of the Securities and Exchange Commission (SEC) pertaining to the Financial and Operational Combined Uniform Single Report.

The preparation of LFD's financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

Cash and cash equivalents, which include all highly liquid investments with a maturity of three months or less at the date of acquisition, are carried at cost, which approximates fair value. Interest income on money market funds is accrued as earned.

2. Significant Accounting Policies (continued)

Investment Product Revenues and Expenses

In 2005 and through March 2006, LFD earned commission revenue from the sale of mutual fund and wrap products of Delaware Distributors L.P. (DDLP), an affiliated company, based on a percentage of the value of the products sold. The related commission expenses were recorded as incurred based on a contractual percentage (99%) of commissions earned. In April 2006, commission revenue recognition changed on the sale of these DDLP products such that revenue is equal to the wholesale selling expenses contractually allocated to LFD by DDLP. In January 2006, LFD also began to earn revenue and the related expenses from the sale of variable life insurance and annuity products of LNL, the Lincoln Life & Annuity Company of New York, and the Jefferson Pilot Financial Insurance Co. These revenues are earned and expenses incurred under the same revenue and expense recognition agreement related to the sale of DDLP products beginning April 2006.

Security transactions for customers and the related commissions revenue and expenses are recorded on the date the orders for the purchase of the fund shares are executed (trade-date basis).

Income Taxes

LFD files consolidated federal income tax returns with LNL and LNC. Pursuant to an intercompany tax sharing agreement with LNL, LFD provides for income taxes on a separate return basis. The tax sharing agreement also provides that LFD will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Dividends to Parent

LFD, in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 (34 Act), is required to maintain certain net capital requirements. The impact on any future dividends, when and if declared, would have to be measured against excess net capital as calculated on Schedule I in order to ascertain any restrictions regarding the amount of dividends that could be paid. No dividends were declared for 2006 or 2005.

3. Agreements and Transactions With Affiliates

Accounts receivable from affiliated company as of December 31, 2006 and 2005, represent amounts due from DDLP as compensation for the promotion of DDLP's fund's shares through intermediaries.

Amounts due to affiliated companies as of December 31, 2006 and 2005, primarily represent amounts due to LNL related to the intercompany cost and tax sharing agreements

4. Income Taxes

Federal income tax expense differs from the federal tax rate of 35% as a result of a permanent difference relating to tax goodwill from a previous acquisition. Current federal income tax expense (benefit) was $413,956 and $(108,285), and deferred federal income tax expenses was $(319,428) and $319,428 in 2006 and 2005, respectively. There was no deferred federal tax liability as of December 31, 2006; however, there was a deferred federal tax liability of $319,428 as of December 31, 2005. Current and deferred federal tax liability amounts are included in due to affiliated companies on the balance sheet.

LFD also incurs state income tax expense; however, in 2006 LNL began to reimburse LFD for state income taxes incurred.

5. Contingencies

LFD is licensed to engage in broker-dealer and investment advisor activity and is currently a defendant in various cases relating to that activity. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting our consolidated financial position.

The ultimate outcome of these matters cannot presently be determined, and the amount of any liability cannot be reasonably estimated. Accordingly, no provision for any liability has been included in the financial statements. LFD intends to vigorously defend itself against these lawsuits.

6. Net Capital Requirements and Reserve Information

LFD, as a registered broker-dealer, has elected to operate under the alternative standard provisions of the SEC Uniform Net Capital Rule that requires minimum net capital of $250,000. At December 31, 2006, LFD had net capital of $3,954,748, which was $3,704,748 in excess of its required net capital of $250,000.

The operations of LFD do not normally include the physical handling of securities or the maintenance of open customer accounts. Accordingly, there are no reserve provisions pursuant to Rule 15c3-3 of the 34 Act at December 31, 2006 or 2005.

Supplemental Information

Lincoln Financial Distributors, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2006

Net capital	
Total stockholder's equity	$ 8,152,858
Deduct total nonallowable assets and other deductions	(3,928,110)
Tentative net capital	4,224,748
Haircuts on securities	–
Net capital adjustment	(270,000)
Net capital	$ 3,954,748
Minimum net capital requirement	$ 250,000
Excess net capital	$ 3,704,748
Excess net capital at 120% of minimum net capital	$ 3,654,748

See accompanying notes.

Lincoln Financial Distributors, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Year Ended December 31, 2006

Credit balances	
Free credit and other credit balances	$ –
Total credit items	$ –
Debit balances	
Secured customer debit balances	$ –
Less 1%	–
Total debit items	$ –
Excess of total credits over total debits	$ –
Required deposit	$ –

See accompanying notes.

Lincoln Financial Distributors, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2006

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in LFD's possession or control as of December 31, 2006 (for which instructions to reduce to possession or control has been issued) but for which the required action was not taken by LFD within the time frames specified under Rule 15c3-3.	$ -
A. Number of items.	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2006, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
A. Number of items.	-

0701-0796825

Lincoln Financial Distributors, Inc.

Statement Pursuant to SEC Rule 17a-5(d)(4)

December 31, 2006

There were no material differences between the Computation of Net Capital Pursuant to SEC Rule 15c3-1 and the Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 included in the accompanying supplementary information and the computation included in the LFD's corresponding unaudited Form X-17a-5, Part II filing as of December 31, 2006.

Supplementary Report



■ Ernst & Young LLP
National City Center
Suite 2300
110 West Berry Street
Fort Wayne, Indiana 46802

■ Phone: (260) 424-2233
Fax: (260) 425-4899
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors and Stockholder
Lincoln Financial Distributors, Inc.

In planning and performing our audit of the financial statements of Lincoln Financial Distributors, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 16, 2007

END